UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

21VIANET GROUP, INC.
(Name of Issuer)

American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

90138A996
(CUSIP Number)

Andrew Ang Lye Whatt

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road
#06-18 Tower 2

The Atrium@Orchard

Singapore  238891

Copy to

Miranda So

Davis Polk & Wardwell

Hong Kong Club Building

3A Chater Road

Central, Hong Kong

Telephone: + 852 2533 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l (f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A996

1.	Names of Reporting Persons. Esta Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.0% of the Class A Ordinary Shares[1]
14.	Type of Reporting Person (See Instructions) CO

1 Represents approximately 2.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.6% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 496,636,128 Class A Ordinary Shares and 174,649,638 Class B Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer's Form 20-F filed on April 12, 2018.

CUSIP No.	90138A996

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.0% of the Class A Ordinary Shares[2]
14.	Type of Reporting Person (See Instructions) HC

2 Represents approximately 2.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.6% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 496,636,128 Class A Ordinary Shares and 174,649,638 Class B Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer's Form 20-F filed on April 12, 2018.

CUSIP No.	90138A996

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.0% of the Class A Ordinary Shares[3]
14.	Type of Reporting Person (See Instructions) HC

3 Represents approximately 2.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.6% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares. Based on 496,636,128 Class A Ordinary Shares and 174,649,638 Class B Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer's Form 20-F filed on April 12, 2018.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on October 25, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated December 2, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated January 16, 2015 (“Amendment No. 2”), Amendment No. 3 thereto dated January 29, 2015 (“Amendment No. 3”), and Amendment No. 4 thereto dated August 4, 2016 (“Amendment No. 4” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, this Amendment No. 5 and the Original Schedule 13D, the “Statement”), and is being filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”, together with Esta and Tembusu, the “Reporting Persons”) in respect of the American Depositary Shares (the “ADSs”), each representing six Class A Ordinary Shares, par value $0.00001 per share (the “Class A Ordinary Shares”), of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

This Amendment No. 5 is being filed by the Reporting Persons to report the termination of the Investors Rights Agreement dated October 11, 2013 (the “Investors Rights Agreement”).

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No.4 remains in full force and effect. All capitalized terms used in this Amendment No. 5 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

Item 2. Identity and Background

Schedule A referred to in Item 2 of the Statement is hereby amended and restated in its entirety by Schedule A hereto.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On February 28, 2019, the Issuer and Esta entered into a termination agreement to terminate the Investors Rights Agreement (the “Termination Agreement”). Upon the execution of the Termination Agreement, Esta ceased to have the right to appoint a director to the board of directors of the Issuer.

A copy of the Termination Agreement is attached hereto as Exhibit 99.8, and is incorporated by reference herein. The foregoing descriptions of the Termination Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreement attached hereto as Exhibit 99.8.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on general market and economic conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, the market price of the Class A Ordinary Shares and other investment considerations, factors and future developments, the Reporting Persons may at any time and from time to time (subject to applicable law) hold, vote, acquire or dispose of or otherwise deal with securities (through open market purchases, private agreements or otherwise, as applicable), or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

 The information set forth or incorporated in Items 2, 3 and 4 herein is incorporated herein by reference.

 (a) — (b)

Esta is the beneficial owner of 64,668,022 Class A Ordinary Shares (in the form of 10,778,004 ADSs), representing approximately 13.0% of the outstanding Class A Ordinary Shares, 9.6% of all ordinary shares and approximately 2.9% of the voting power of the ordinary shares of the Issuer. Esta has shared power over the voting and disposition of such Class A Ordinary Shares. The foregoing is based on 496,636,128 Class A Ordinary Shares and 174,649,638 Class B Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed on April 12, 2018. Class A Ordinary Shares hold one vote per share and Class B Ordinary Shares hold ten votes per share.

 Tembusu, through its ownership of Esta, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Esta.

 Temasek Holdings, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tembusu and Esta.

 (c) There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)       Inapplicable.

(e)       Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2019

ESTA INVESTMENTS PTE. LTD.
Signature:	/s/ Ang Peng Huat
Name:	Ang Peng Huat
Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.
Signature:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

TEMASEK HOLDINGS (PRIVATE) LIMITED
Signature:	/s/ Andrew Ang Lye Whatt
Name:	Andrew Ang Lye Whatt
Title:	Authorized Signatory

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Robert Bruce Zoellick c/o 1101 Pennsylvania Ave NW 3rd Floor Washington DC 20004 USA	Chairman, AllianceBernstein	American

(Director, Temasek Holdings (Private) Limited)

Name, Business Address, Position	Principal Occupation	Citizenship

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Fu Chengyu c/o 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy CEO, Temasek International Pte. Ltd.)	Deputy CEO, Temasek International Pte. Ltd.	Singaporean
Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President & Chief Operating Officer, Temasek International Pte. Ltd.)	President & Chief Operating Officer, Temasek International Pte. Ltd.	Singaporean
Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian
Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Joint Head, Enterprise Development Group, Head, Life Sciences, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group, Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

MichaeI John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard,

Singapore 238891

(Joint Head, Portfolio Strategy & Risk Group,

Head, Strategy,

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Joint Head, Portfolio Strategy & Risk Group, Head, Strategy, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian
Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Head, Organisation & People,	Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Temasek International Pte. Ltd.)
Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American
Luigi Feola 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Middle East & Africa, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Middle East & Africa, Joint Head, Consumer, Temasek International (Europe) Limited	Italian
Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group Joint Head, Consumer, Temasek International Pte. Ltd.)	Joint Head, Investment Group Joint Head, Consumer, Temasek International Pte. Ltd.	Singaporean
Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Portfolio Management Group,

Head, Industrials, Business Services, Energy & Resources,

Temasek International Pte. Ltd.)

	Joint Head, Portfolio Management Group, Head, Industrials, Business Services, Energy & Resources, Temasek International Pte. Ltd.	German
Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Head, India, Temasek International Pte. Ltd.	Maltese
Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Temasek Holdings (Private) Limited)	Chief Financial Officer, Temasek Holdings (Private) Limited	Singaporean

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Senior Managing Director, North America, Temasek International (USA) LLC)	Senior Managing Director, North America, Temasek International (USA) LLC	American
Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean
Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Senior Managing Director, Portfolio Strategy & Risk Group, Head, Financial Services, Temasek International Pte. Ltd.)	Senior Managing Director, Portfolio Strategy & Risk Group, Head, Financial Services, Temasek International Pte. Ltd.	Singaporean
Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group, Joint Head, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.)	Joint Head, Investment Group, Joint Head, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.	Singaporean
Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Head, Europe, Middle East & Africa, Head, South East Asia, Temasek International Pte. Ltd.)	President, Head, Europe, Middle East & Africa, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean
Teo Juet Sim Juliet 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Management Group, Head, Transportation & Logistics, Temasek International Pte. Ltd.)	Joint Head, Portfolio Management Group, Head, Transportation & Logistics, Temasek International Pte. Ltd.	Singaporean
Alan Raymond Thompson 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Enterprise Development Group,	Senior Managing Director, Enterprise Development Group, Joint Head, Private Equity Fund Investments, Temasek International Pte. Ltd.	Singaporean

Joint Head, Private Equity Fund Investments, Temasek International Pte. Ltd.)

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Joint Head, Private Equity Fund Investments,

Senior Managing Director, Middle East & Africa,

Temasek International (Europe) Limited)

	Joint Head, Private Equity Fund Investments, Senior Managing Director, Middle East & Africa, Temasek International (Europe) Limited	French
John Joseph Vaske 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Americas, Head, Agribusiness, Temasek International (USA) LLC)	Head, Americas, Head, Agribusiness, Temasek International (USA) LLC	American
Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.	American

Directors of Tembusu Capital Pte. Ltd.

Name, Business Address and Position	Present Principal Occupation	Citizenship
Cheong Kok Tim c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Deputy General Counsel – Legal & Regulatory Managing Director – Enterprise Development Group	Singaporean
Goh Bee Kheng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Managing Director – Finance	Singaporean

Directors of Esta Investments Pte. Ltd.

Name, Business Address and Position	Present Principal Occupation	Citizenship
Ray Parangam c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Director – Organisation and People	Indian
Yap Zhi Liang c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Director – Legal & Regulatory	Singaporean